January 8, 2025

Mark Cloutier
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

       Re: Aspen Insurance Holdings Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed December 11, 2024
           File No. 333-276163
Dear Mark Cloutier:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
General

1. We note the revised disclosure on page 13 regarding ACM sourcing third-party capital and developing reinsurance structures such as "sidecar vehicles." With a view to clarifying disclosure, advise us if the launch of Pando Re with PIMCO, announced on
       April 16, 2024, is part of the operations of Aspen Capital Partners and the fee income discussed on page 91. We note from the announcement available under the investors section of your website that the CEO of ACP referred to a significant opportunity for new capacity against "the backdrop of reduced appetite from the reinsurance market."
       Please advise why you did not address the agreement and the parties in the filing or revise to provide disclosure where appropriate. In this regard, it appears that the
 January 8, 2025
Page 2

       MD&A disclosure should further clarify trends regarding "lines of business where market conditions remain challenging," as referenced on page 9.
Exhibits

2.     We note that Section 163 of your Second Amended and Restated By-laws filed as
       Exhibit 3.4 includes an exclusive forum provision. Based on your disclosure on page
       71 it appears that this provision does not apply to actions arising under the Securities
       Act or Exchange Act. As such, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.
3.     We note your response to prior comment 2 that under the investment management
       agreement Apollo Asset Management Europe PC LLP manages approximately
20%
       of your total cash and investments as of September 30, 2024 and that you are not dependent or reliant on any one investment manager. We also note that the description of this agreement appears on page 221 under subheading "Material Agreements and
       Related Party Transaction." Given the significant cash and investments under management by Apollo as well as other disclosure included in the filing, the "IMAs"
       appear to be a material agreements (as currently in effect or subsequent to the novation referenced on page 61) that should be filed with your registration statement.
       Please revise accordingly.
       Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Robert A. Ryan, Esq.